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                     IN THE SUPERIOR COURT OF GLYNN COUNTY
                                STATE OF GEORGIA

FIRST FEDERAL SAVINGS
BANK OF BRUNSWICK, GEORGIA,

         Plaintiff

      vs.                                     CIVIL ACTION NO 91-01709-2

C&S/SOVRAN CORPORATION
THE CITIZENS AND SOUTHERN
CORPORATION, CITIZENS AND
SOUTHERN GEORGIA CORPORATION,
and THE CITIZENS AND SOUTHERN
NATIONAL BANK

          Defendants.

                                    ORDER

     This case is before the Court on Defendants' motion for summary judgment on the issue of damages. Said motion, Plaintiff's response thereto, and all pleadings, affidavits, and other matters of record having been read and considered, and argument of counsel having been heard, the Court finds as follows:

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PLAINTIFF'S PRAYER FOR DAMAGES BASED ON EFFECT OF FAILED
MERGER ON ITS SHAREHOLDERS

     Corporations are artificial, invisible, intangible beings existing only in the contemplation of the law. Frederick v. City council of Augusta, 5 Ga. 561 (1848). In earlier times, it was common for the General
Assembly to condition grants of bank charters upon the agreement of stockholders to be personally liable for the debts of the bank. Lowry v. Parsons, 52 Ga. 356 (1874). When the incorporating act rendered shareholders personally liable for corporate debts, a judgment against the corporation was conclusive against the shareholders even though they received no notice of suit prior to levy against their property.
Mason and Field v. Force Brothers & Co., 30 Ga. 99 (1860).
     Corporate law has evolved greatly over the past hundred years, in recognition of the need to promote economic expansion by providing investors with the protection of limited financial liability in the event a new enterprise is unsuccessful. Today, a corporation is "prima facie a distinct legal entity with rights and liabilities which are separate from those of [its shareholders]" Midtown Properties, Inc. v. George F. Richardson, Inc., 139 Ga. App. 182, 185 (1976). The limited shareholder liability afforded by modern corporate law can be lost if

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shareholders make a corporation an instrumentality for the transaction of their own affairs, creating a unity of interest between them and the corporation. Farmers Warehouse of Pelham, Inc. v. Collins, 220 Ga.
141, 150 (1964). In short, the price corporate investors pay for protection from personal liability is loss of the right to utilize the corporate entity for purely personal purposes.
     First Federal seeks to recover damages based in part upon the losses allegedly incurred by its shareholders due to Defendant's breach
\of their merger agreement, as determined by the jury in the liability phase of this litigation. The question thus presented is whether the need to provide a remedy for breaches of merger agreements warrants some relaxation of the strict separation between corporate interests and shareholder interests imposed by current law. From the perspective of a corporation, stock is an instrument utilized to raise capital. Once stock is issued and sold, fluctuations in its value are not reflected on the corporation's balance sheet or income statement (unless it owns treasury shares). In the real world, a corporation has a substantial interest in the marketplace performance of its securities, because of its effect on efforts to secure additional capital. But a corporation suffers

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no "legal damages" by reason of a decline in the value of its stock.
Similarly, the fact the shares of one corporation would have been exchanged for shares of another corporation but for a failed merger agreement does not produce an actual financial loss to the corporate entity whose shareholders were denied the opportunity to enter into such an exchange of shares.
     Corporate law is frequently made by judicial construction rather than legislative enactment. In rendering a construction which would have the effect of creating a remedy where none is clearly established under existing law, a court should consider the same factors as would be applied to determining the meaning of remedial legislation. The results and consequences of the new remedy must be evaluated to ensure that it does not produce unreasonable unintended consequences. State v. Mulkey, 252 Ga. 201, 204 (1984).
     First Federal, in pursuit of its breach of contract claim, is entitled to charge off its litigation expenses against current income. Its shareholders, on the other hand, would not be entitled to deduct litigation expenses related to recovery of alleged damages to their personal investments against current income. Those expenditures

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would be added to the basis of their stock.  A rule of law that would allow a corporation to deduct from its taxable income litigation expenses related to pursuit of damages to the value of its shareholders' investments would have the effect of avoiding taxation in a manner which would not occur if the traditional separation between corporate interests and shareholder interests were maintained. Thus, if Plaintiff is permitted to assume the substantial cost of litigating damages to the value of the investments of its shareholders, there would be significant tax consequences, and loss of public revenue, which would not occur if the shareholders were required to personally bear that cost.(1) Utilization of the corporate form to obtain favorable tax treatment of expenses related to protection of non-corporate assets is not permitted under current law, and the Court finds no support in the law for creating an exception when corporations seek to vindicate their rights in the context of merger agreement breach litigation.

(1) The court emphasizes what this case presents is a novel issue, and there is no evidence whatever suggesting any actions have been taken by any party or non-party to avoid payment of taxes.

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     Plaintiff cites Grace Brother, Ltd. v. Farley Industries, GA.
Case Nos. S94A0791, S94A0792, October 31, 1994, (94 FCDR 3576) to
support an argument that if shareholders may not bring direct actions against parties to merger agreement, their corporations should be permitted to do so. In that case, while the litigation commenced as a suit to recover damages for a failed merger, a different merger agreement was concluded before the case was decided. The Supreme
Court held that minority shareholders cannot bring direct actions against majority shareholders to challenge merger decisions made by them, and also held that once a merger is completed, former shareholders of the merged corporation have no standing to maintain derivative actions.
The issue of whether shareholders in one corporate party to a failed merger agreement can seek damages against the other corporate party to the agreement was not addressed by the Court.

SPECIFIC PERFORMANCE
     Plaintiff seeks specific performance of the merger agreement, an equitable remedy. Defendants contend that extraordinary remedy cannot be imposed because the only consideration now available to

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comply with the offer contemplated under the merger agreement, shares of NationsBank stock, is not unique. Plaintiffs also contend that if specific performance is ordered, Defendants are liable to Plaintiff in equitable damages, resulting from delayed implementation of the merger.
     Unlike the situation presented by Plaintiff's attempt to seek damages related to the value of its shareholders' investments, Plaintiff's prayer for specific performance relates to a remedy in which Plaintiff is vitally interested. If the merger is approved by its shareholders, Plaintiff will cease to exist. The right First Federal bargained for in the merger agreement was the right to require Defendants to present a proposal to its shareholders conforming to the terms of the agreement. In seeking specific performance, Plaintiff is acting independently of its shareholders, rather than as their alter ego, as acknowledged by the stipulation in the agreement which requires the approval of First Federal shareholders as a precondition to consummation of the merger. The policy considerations which led the Court to conclude that Plaintiff may not pursue a claim for damages incurred by its shareholders are not involved in the claim for specific performance. However, those

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considerations do limit the scope of the remedy, in that First Federal cannot recover compensation based on projections or speculation as to the effect the failure to consummate the merger in a timely fashion had on its shareholders. As noted above, First Federal contracted only for the right to have Defendants present an offer to its shareholders, and its right to vindicate a breach of that contract must end at that point. Therefore, the most relief it can recover is an Order of this Court that such an offer be made, in terms which are equivalent to what the offer would had been in the absence of a breach, plus its own out of pocket expenses proximately caused by the delay in consummating the merger.
     The merger agreement contained a formula for determining the exchange ratio of C&S shares for First Federal shares. It was arrived at by the parties after arms length negotiations. The Court finds that ratio must be preserved and followed in setting the parameters for the offer Defendants will be required to make to Plaintiff's shareholders.
     The jury in the damages phase of the trial will determine the date the merger would have closed but for the breach. The agreement included "collars" to reflect market fluctuations in the value of C&S stock between the date of the agreement and the date of the offer to

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shareholders.  Those collars shall be applied to the merger close date found by the jury, to arrive at the number of C&S shares which would have been offered to the First Federal shareholders had there been no breach. Those shares would have represented a fractional ownership of the surviving corporation. The Court believes the parties can stipulate as to the facts necessary to carry that same fractional ownership forward through the course of the C&S merger with NCNB, to arrive at the number of NationsBank shares which will need to be offered to the First Federal shareholders to provide them with the same percentage of ownership in NationsBank as of the date of the offer as they would possess had they received C&S/Sovran shares in 1991.
     The Court finds the foregoing to be the only means of granting specific performance which adequately protects the rights of the party not in breach, and imposes no penalty on the party in breach beyond what was or should have been reasonably contemplated by the parties at the time the agreement was negotiated. Defendants agreed to convey a certain percentage of its stock to acquire Plaintiff. While market forces have affected the value at which that stock is publicly traded and its book value, from the perspective of the corporate Plaintiff

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and the corporate Defendants, their original bargain was as to the exchange ratio and the ownership and control in the surviving corporation it represented. That bargain is what the Court is empowered to enforce.

ATTORNEYS FEES
     Under the unique situation this case presents, the Court finds it must retain equitable jurisdiction for the purpose of determining the issue of Defendant's liability for attorneys fees. If the stock tender offer Defendants present to Plaintiff's shareholders after the damages phase of the trial is accepted, Defendants (or their successor entity) will become the owners of Plaintiff. They will thus obtain all Plaintiff's assets, including any judgment awarding it attorneys fees. While it could be argued that First Federal should be permitted to recover its attorneys fees and distribute them to its shareholders as some type of extraordinary dividend just before the exchange of stock occurs, specific performance is an equitable remedy, and the Court finds it would be inequitable to permit something of that nature to occur. The value of what Defendants acquire will have been diminished by those expenditures. However, in the event the First Federal shareholders

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ultimately reject Defendants' offer, Plaintiff's entitlement to attorneys fees will need to be determined, and that will require further proceedings herein.

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                                  CONCLUSION

     The practical effect of the remedy ordered herein will be to provide First Federal an acquisition offer which is, from the perspective of the corporate Plaintiff, equivalent in value to the offer which would have been made by Defendants but for their breach of the merger agreement.
The Court acknowledges that this approach may not provide First
Federal shareholders with the benefit of increases in the value of Defendants' stock which have occurred since the breach. After considering the well-reasoned written and oral presentations of counsel and the state of the law, the Court is compelled to conclude that such relief cannot be granted in this case. The investment-related and tax consequences which Plaintiff proffers as grounds for an award of money damages are irrelevant insofar as First Federal's legally cognizable interest is concerned, since adverse consequences impacting only upon Defendant's shareholders cannot be the basis of an award of damages to Plaintiff under our law, which mandates that corporations cannot pursue the personal interests of their shareholders. It may be that when

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investors elect to come under the protection of limited personal liability the corporate form offers, failed mergers are one of the many risks of investing they must bear. But since the shareholders are not parties to this case, the question of whether they have rights beyond those discussed in Grace Brother, Ltd. v. Farley Industries, supra, is not before the Court.
     Consistent with the foregoing, Defendants' motion for summary judgment is GRANTED IN PART, in that Plaintiff will not be entitled to recover money damages based on the alleged effects of Defendants' breach of the merger agreement on its shareholders, and DENIED IN
PART, in that Plaintiff will be entitled to the remedy of specific performance, the terms of such performance to be defined by this Order and the jury's determination of when the merger would have occurred but for the Defendants' breach, and to recovery of actual out of pocket expenses Plaintiff shows to have been proximately cased by said breach.

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     IT IS FURTHER ORDERED that, consistent with the foregoing,
Defendants shall immediately, within sixty (60) days of this order, prepare and file with the court's approval all applications with Federal and State regulatory authorities necessary to accomplish the merger. Furthermore, Defendants shall, consistent with this order, prepare all documents necessary that must be received by Plaintiff's shareholders for an election to be made by them of acceptance or rejection of the merger.
     THEREFOR, this Order does not mandate damages to be paid by one party to another. Likewise, the Court is not imposing an absolute merger. The effect of this Order is to require all parties to honor the original and amended agreement for merger, with an adjustment to account for the mergers with Sovran and NationsBank by C&S. Thus, First Federal's shareholders will then determine their own future, after equitable adjustments by the Court. Those shareholders, not the Court, attorneys, board of directors, officers of the banks or anyone else, will decide their own fate and future. This method of resolution is the most fair and equitable solution to this controversy after weighing all factors in aggravation and mitigation in the litigation.

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     The Court is aware that certain legal and financial documentation must be prepared by First Federal for presentation to Defendant in order for applications to State and Federal regulatory authorities to be timely and complete. Furthermore, such documentation must be prepared and furnished to the shareholders of First Federal to give them a full and honest disclosure of the terms of the proposed merger prior to casting their vote for or against such merger. First Federal shall, with all haste, cooperate with Defendant, and others, to accomplish this requirement.
     The Court recognizes the above time constraints may necessarily require adjustment. If so, application should be made to the Court with reasons stated therein. All parties will be afforded an opportunity to be heard.
     This case has taken much time and effort on everyone's part. It is now time to bring this matter to a final resolution. Any further delays are not acceptable. The court shall use all of its power and authority to promptly bring this matter to a conclusion. The parties and attorneys are thus placed on notice to make this case their utmost matter of priority.

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     Failure to implement the terms of this Order without just and legal excuse shall subject the offending party to a penalty of a minimum of $500.00 per day fine for contempt of court.

     SO ORDERED, this the 16th day of December, 1994 at 6:33 p.m.

                                      (Signature of A. Blenn Taylor, Jr.)
                                      A. BLENN TAYLOR, JR.,
                                      CHIEF JUDGE, SUPERIOR COURTS
                                      BRUNSWICK JUDICIAL CIRCUIT